Mail Stop 3561

May 19, 2006

Roberto Miotto, Esq.
Senior Vice President, General Counsel and Secretary
CNH Global N.V.
100 South Saunders Road
Lake Forest, Illinois 60045

Re: CNH Wholesale Receivables LLC
      Registration Statement on Form S-3
      Filed April 24, 2006
      File No. 333-133489

Dear Mr. Miotto:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

6. Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

7. We note you have provided an undertaking related to providing static pool information through a website pursuant to Item 1105 of Regulation AB. In an appropriate section of the base prospectus, please disclose your intention to provide such information through a website and disclose the specific website address in the prospectus supplement. Refer to Rule 312 of Regulation S-T.

Registration Statement Cover Page

8. We note from your fee table that you are registering Asset Backed Certificates, however, your base prospectus is limited to the issuances of notes. Please revise your fee table and/or base prospectus, as appropriate or advise.

Prospectus Supplement
Summary of Terms, page S-1

9. Identify the distribution frequency on the securities. Refer to Item 1103(a)(3)(v) of Regulation AB.

Other Series of Notes, page S-3

10. Please revise to specify if security holder approval is necessary for additional issuances and if holders will receive notices of such issuances. Refer to Item 1103(a)(4) of Regulation AB.

Credit Enhancement, page S-6

11. Please provide bracketed disclosure to indicate that you will identify any credit enhancement provider referenced in Items 1114(b) and 1115 of Regulation AB and briefly describe the protection or support provided by the enhancement. Refer to Item 1103(a)(3)(ix). We note your disclosure beginning on page 89 of the base prospectus.

12. Furthermore, in an appropriate section in the prospectus supplement, please provide form of disclosure in brackets to indicate that the financial information for a credit enhancement provider will be provided if the entity is liable or contingently liable to provide payments representing 10% or more. Refer to Item 1114(b) of Regulation AB.

13. Please also provide form of disclosure in brackets to indicate that you will provide all of the information as outlined in Item 1115 of Regulation AB including the significance percentage and financial information, as applicable.

[Pre-funding], page S-7

14. We note your disclosure here and on page S-28. Please disclose that the duration of the prefunding period will not extend for more than one year from the date of issuance. Refer to Item 1101(c)(3)(ii) of Regulation AB. Please add disclosure regarding the pre-funding period in the base prospectus.

15. Please also revise to indicate the percentage of the asset pool and any class or series of the asset-backed securities represented by the prefunding account and confirm that the prefunding amount will not be more than 50% of the aggregate principal balance of the total asset pool. Refer to Items 1103(a)(5)(iv) and 1101(c)(3)(ii)(A) of Regulation AB.

The Receivables' Performance History, page S-14
Aging Experience, page S-15

16. Please revise to clarify whether you intend to disclose here statistics regarding the age of the pool assets pursuant to Item 1111(b)(5), or whether you intend to present delinquency information pursuant to Item 1111(c) of Regulation AB. Furthermore, please note that at a minimum delinquency information should be presented through charge-off by number of accounts and by dollar amounts. Refer to Item 1100(b)(1) of Regulation AB and Instruction 1.b. of Item 1101(c).

17. Please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to General Instruction 5.(a)(ii) of Form S-3 and Item 1101(d) of Regulation AB.

The Receivables Pool, page S-16
General

18. If applicable, please provide bracketed disclosure to indicate that you will provide information regarding significant obligors. Refer to Item 1112 and 1101(k) of Regulation AB.

Geographic Distribution, page S-16

19. Please confirm that you will disclose states in which 10% or more of the pool assets are located. Refer to Item 1111(b)(14) of Regulation AB.

Base Prospectus
Important Notice about Information Presented in the Prospectus, page ii

20. We note your disclosure that the terms of your securities in the prospectus and prospectus supplement may vary. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

The Dealer Floorplan Financing Business, page 17
Credit Underwriting Process, page 19

21. Please confirm that you will disclose any material changes to your underwriting criteria on Form 10-D. Refer to Item 1121(a)(14) of Regulation AB.

Defaulted Receivables and Recoveries; Dilutions, page 39

22. We note in your third paragraph that the servicer will charge-off receivables as uncollectible in accordance with the servicer's policies. Please revise to disclose the servicer's policies. Refer to Item 1100(b)(5) of Regulation AB.

Evidence as to Servicer's Compliance, page 48

23. We note your disclosure that the transfer and servicing agreement provides that compliance reports will be provided on or before April 30 of each calendar year. However, we also note your disclosure on page 26 that your fiscal year ends on December 31. Please revise your agreements and disclosure to accurately reflect the reporting requirements of Securities Exchange Act Rule 15d-18.

Description of the Notes, page 65

24. In the fifth paragraph, please delete "or other agreement" and revise to list other types of derivative agreements you contemplate. Also, tell us how the other types of derivatives will meet the definition of an asset-backed security.

Interest, page 66

25. We note that each note will bear interest at either a fixed or floating rate, which will be specified in the prospectus supplement. Please confirm to us that in no eventuality will you use an index which is not an index of interest rates for debt, e.g. a commodities or stock index.

Indexed Notes, page 68

26. We also note your disclosure on page 68 that the principal amount payable at the scheduled final payment date would be determined by an index that may be related to a commodity, stock or "another objective price or economic measure described in the prospectus supplement." Please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in

Section III.A.2 in Regulation AB adopting release (SEC Release No. 33-8518). Please revise to delete these phrases.

27. Also, please explain to us why the principal amount payable at the final payment date could be tied to a rate of currency exchange and the security meet the definition of asset-backed security.

Paired Series, page 67

28. Please expand your description of "Excluded Series" and "Paired Series" to better explain how this structure would affect the interest of each respective noteholder. Also, please tell us supplementally the reasons why you are utilizing this structure and the mechanics of how it will work. We may have further comment upon reviewing your response.

Final Payment of Principal, page 87

29. Please revise to expand your disclosure of a "clean-up call." Please note that all structural features must be described in the base prospectus. We note your disclosure on page S-29 of the base prospectus.

Limited Subordination of Transferor's Interest; Enhancements, page 89
Enhancements, page 89

30. In the sixth bullet point, please delete "or other interest protection agreements" and revise to list other types of derivative agreements you contemplate. Furthermore, we note your disclosure on page 91 under "Derivative Agreement" that derivative agreements "may be a currency, interest rate or other swap." Please revise to clarify that the derivative product agreements will be limited to interest rate and currency swaps or tell us how the other products will meet the definition of asset-backed security.

Where You Can Find More Information, page 103

31. Please also include a reference to the Form 10-Ds you will be filing.

Annex A

32. We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Part II
Item 16. Exhibits

33. We note that you have incorporated your tax and legal opinions from another filing. Please note that tax and legal opinions will need to be filed prior to effectiveness. Please refer to footnote 133 of the Regulation AB adopting release.

34. It appears that the transfer and servicing agreement and administration agreement that you have you have incorporated by reference does not comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB. Please also file your updated subservicing agreement with NH Credit that you describe on page 34 of the base prospectus.

Item 17. Undertakings

35. Please revise to provide updated undertakings as required by Items 512(a) and (i) of Regulation S-K.

Signature Page

36. Please revise the signature page. The registration statement should be signed by the depositor, the depositor's principal financial officer and controller or principal accounting officer, and by at least a majority of the depositor's board of directors or persons performing similar functions. Refer to General Instruction V.B. of Form S-3.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Julie Gillespie, Esq.
      Mayer Brown Rowe & Maw LLP
      Fax: (312) 706-8328